SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Guaranty Financial Group Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    40108N106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 21, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      High River Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      802,481

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      802,481

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      802,481

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.80%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      802,481

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      802,481

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      802,481

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.80%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      802,481

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      802,481

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      802,481

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.80%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,095,118

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      1,095,118

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,095,118

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.45%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund II LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      296,097

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      296,097

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      296,097

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.66%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund III LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      112,302

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      112,302

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      112,302

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.25%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Icahn Offshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,503,517

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,503,517

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,503,517

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.37%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Icahn Partners LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,149,495

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      1,149,495

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,149,495

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.58%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Icahn Onshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,149,495

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,149,495

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,149,495

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.58%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Icahn Capital LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      2,653,012

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      2,653,012

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,653,012

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.94%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      IPH GP LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      2,653,012

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      2,653,012

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,653,012

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.94%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      2,653,012

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      2,653,012

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,653,012

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.94%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      2,653,012

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      2,653,012

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,653,012

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.94%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      2,653,012

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      2,653,012

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,653,012

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.94%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  40108N106

1  NAME OF REPORTING PERSON
      Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,455,493

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,455,493

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,455,493

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.73%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 24, 2008, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $1.00 (the "Shares"), issued by Guaranty Financial Group Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Initial 13D is hereby amended by adding the following:

     The source of funding for the Reporting Persons' acquisition of the shares of Series B Preferred Stock and Subordinated Notes, as described further in Item 4 below, was the general working capital of the respective purchasers.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by adding the following:

     On July 21, 2008, the transactions contemplated by the Investment Agreement and the Purchase Agreement closed. At the closing, the Reporting Persons received, in exchange for aggregate consideration of $230,000,011 in cash, 1,469,830 shares of Series B Preferred Stock and $175 million in principal amount of Subordinated Notes. Approval by the Issuer's stockholders is required before the conversion feature of the Series B Preferred Stock can be exercised.

     In connection with the closing, the Reporting Persons and certain of their affiliates entered into an Agreement for Rebuttal of Rebuttable Determination of Control (the "Rebuttal of Control Agreement") with the Office of Thrift Supervision, substantially in the form required by OTS regulations at 12 C.F.R.
Part 574. Under the Rebuttal of Control Agreement, unless otherwise approved by the Office of Thrift Supervision, the Reporting Persons and certain of their affiliates are obligated not to:

     o Seek or accept representation of more than one member of the board of directors of the Issuer or its principal savings bank subsidiary, Guaranty Bank ("Guaranty Bank");

     o Have or seek to have any representative serve as the chairman of the board of directors, or chairman of an executive or similar committee of the Issuer's or Guaranty Bank's board of directors or as president or chief executive officer of the Issuer or Guaranty Bank;

     o Engage in any intercompany transaction with the Issuer or the Issuer's affiliates, except as provided in an existing agreement;

     o    Propose  a  director  in  opposition  to  nominees   proposed  by  the
          management of the Issuer or Guaranty Bank for the board of directors of the Issuer or Guaranty Bank, other than as permitted above;

     o Solicit proxies or participate in any solicitation of proxies with respect to any matter presented to the stockholders of the Issuer other than in support of, or in opposition to, a solicitation conducted on behalf of management of the Issuer;

     o Do any of the following, except as necessary solely in connection with the performance of duties by the Reporting Persons' representative as a member of the Issuer's board of directors:

         (a) Influence or attempt to influence in any respect the loan and credit decisions or policies of the Issuer or Guaranty Bank, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation or similar activities of the Issuer or Guaranty Bank;

         (b) Influence or attempt to influence the dividend policies and practices of the Issuer or Guaranty Bank or any decisions or policies of the Issuer or Guaranty Bank as to the offering or exchange of any securities;

         (c) Seek to amend, or otherwise take action to change, the bylaws, articles of incorporation, or charter of the Issuer or Guaranty Bank;

         (d) Exercise, or attempt to exercise, directly or indirectly, control or a controlling influence over the management, policies or business operations of the Issuer or Guaranty Bank; or

         (e) Seek or accept access to any non-public information concerning the Issuer or Guaranty Bank; or

     o Assist, aid or abet any of the Reporting Persons' affiliates or associates that are not parties to the Rebuttal of Control Agreement to act, or act in concert with any person or company, in a manner which is inconsistent with the terms of the Rebuttal of Control Agreement or which constitutes an attempt to evade the requirements therein.

Item 5. Interest in Securities of the Issuer

     Item 5(a) of the Initial 13D is hereby amended and restated as follows:

          (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, (i) 3,455,493 Shares, representing approximately 7.73% of the Issuer's outstanding Shares (based upon the 44,684,585 Shares stated to be outstanding by the Issuer as of July 14, 2008) and (ii) 1,469,830 shares of Series B Preferred Stock, representing approximately 23.78% of the Issuer's outstanding shares of Series B Preferred Stock (based upon the 6,181,934 shares of Series B Preferred Stock stated to be outstanding by the Issuer as of July 14, 2008).

     Item 5(c) of the Initial 13D is hereby amended and restated as follows:

          (c) Except as described in Item 4, no transactions with respect to Shares were effected during the past sixty (60) days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended by adding the following:

     The description of the transactions set forth in Item 4 is hereby incorporated by reference into this Item 6.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2008


HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory


HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory


BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer


IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer


ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Andrew Skobe
     ----------------
     Name: Andrew Skobe
     Title: Chief Financial Officer


BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN







              [Signature Page of Amendment No. 2 to Schedule 13D -
                         Guaranty Financial Group Inc.]